DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Jeffrey M. Sullivan jeffrey.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

September 24, 2010

Via Courier and EDGAR

Tom Kluck, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
STAG Industrial, Inc.
Amendment No. 1 to the Registration Statement on Form S-11
Filed September 24, 2010
Registration No. 333-168368

Dear Mr. Kluck:

        As counsel to STAG Industrial, Inc. (the "Company") and in connection with your comment letter dated August 26, 2010, regarding the Company's registration statement on Form S-11 (registration no. 333-168368), we are transmitting herewith for filing, pursuant to the Securities Act of 1933, amendment no. 1 to the registration statement (the "Amendment").

        In addition, attached as Schedule A are the Company's responses to your comment letter. For your convenience, we have reproduced in the schedule each of your numbered comments in bold font before the Company's response thereto. Capitalized terms used in the schedule have the meanings provided in the Amendment if not otherwise defined in this letter or the schedule.

        We are forwarding a courtesy package to each of you and Messrs. Kevin Woody, Robert Telewicz and Phil Rothenberg. The courtesy package includes this letter and marked and unmarked copies of the Amendment. The marked copy shows changes from the initial filing of the registration statement on July 29, 2010.

        The Company and its underwriters continue to discuss valuation of the Company, market conditions and price ranges for the offering. Because of the ongoing discussions and the volatility of the market, the Company is unable to include an accurate price range in the Amendment and therefore also unable to complete its pro forma financial statements or other information derived from the pro forma financial statements. However, to assist you in your review, we are providing supplementally in the courtesy packages a completed set of pro forma financial statements and derivative information based on an assumed offering price.

        Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

  Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

    •
    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •
    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •
    the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions concerning the Amendment, please contact me at (919) 786-2003.

Sincerely,
/s/ JEFFREY M. SULLIVAN Jeffrey M. Sullivan

cc: Securities and Exchange Commission
        Kevin Woody
        Phil Rothenberg
        Robert Telewicz

STAG Industrial, Inc.
        Benjamin S. Butcher
        Gregory W. Sullivan
        Kathryn Arnone

DLA Piper LLP (US)
        Karolyn E. Johnson

Goodwin Procter LLP
        Gilbert G. Menna
        Daniel P. Adams

PricewaterhouseCoopers LLP
        Richard Fournier

2

Appendix A

General

1.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We confirm that we will provide the staff with copies of any artwork that we intend to use in the prospectus as soon as possible after the artwork becomes available and that we will not include any artwork not reviewed by you in any preliminary prospectus distributed by us.

2.
Your prospectus, which is currently 200 pages long, contains much repetitive disclosure. Please revise to eliminate repetitive disclosure throughout the prospectus and to make the prospectus more concise and more readable. Please refer to Rule 421(b) as well as Securities Act Release No. 33-7497.

Response: In response to your comment, we have revised the prospectus in an effort to delete unnecessary or inappropriate repetitive disclosure and to make the prospectus more concise and readable.

3.
Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Please highlight the specific portions of such studies, reports or surveys that support the disclosure in the registration statement. Other than the market information prepared by CB Richard Ellis-Econometric Advisors, please confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Response: In response to your comment, we advise you that the CB Richard Ellis—Econometric Advisors ("CBRE-EA") report is identical to the disclosure in the Amendment under "Market Overview," a summary of which appears under "Prospectus Summary—Market Overview." In addition, we note that CBRE-EA in some cases has obtained market data and industry forecasts and projections from publicly available information and industry publications, including Real Capital Analytics, the National Counsel of Real Estate Investment Fiduciaries and CoStar Group, Inc. We hereby confirm that the other industry studies, reports and surveys cited by CBRE-EA are publicly available either for a fee or paid subscription and were not prepared for us nor did we commission or compensate any party for the preparation of the cited studies, reports and surveys, and therefore, no consents are filed as an exhibit to the Amendment.

4.
Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for "Class B industrial properties," "Class A industrial properties," "non-recourse debt," "stabilized debt-to-EBITDA ratio," "secondary markets," "attractive risk-adjusted returns," "relatively high degree of cash flow efficiency," "capitalization rates," "secondary market area locations," "basis points," "net absorption," "investment grade credit tenants," "sub-investment grade credit tenants," "Phase I environmental assessments." If you must include jargon in the body of your prospectus that is understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations. For the term "attractive risk-adjusted returns," please describe what makes the returns "attractive."

Response: In response to your comment, we have revised our disclosure to eliminate or explain technical terms or industry jargon. For example, please see pages 2, 3, 37, 88, 99, 103, 104 and 143 of the Amendment. In response to your comment to describe "attractive risk-adjusted returns," please see page 100 of the Amendment as an example of how we have addressed your comment throughout the Amendment.

5.
We note that as part of the formation transactions, the operating partnership will acquire interests in each of the asset entities and that investors in such entities will receive units in the operating partnership. Please confirm to us that the units offered and to be sold to these investors are pursuant to valid private placements. Please also provide us with a detailed analysis regarding why the concurrent private placements should not be integrated into your current public offering. In particular, please tell us your relationship with the third-party investors who will participate in these transactions. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Response: In accordance with the interpretive guidance provided by the Commission in Release No. 33-8828, we believe that our operating partnership's private placement of its common units to Fund III, Fund IV, STAG GI and the members of STAG and SCP III before the effective date of our registration statement should not be integrated with our current public offering pursuant to the registration statement.

In the past, the ability to conduct a private offering while in registration for a public offering was unclear because of the need under most circumstances to apply the five-factor test set forth in Rule 502(a) under the Securities Act of 1933 to determine if the two offerings should be integrated. The determination, often indefinite, focused on whether the two offerings (i) were part of a single plan of financing, (ii) involved the issuance of the same class of securities, (iii) were made about the same time, (iv) were for the same consideration and/or (v) were for the same general purpose. The risk of integration of the offerings clouded the availability of the Section 4(2) exemption for the private offering and raised Section 5 issues for the public offering.

In Release 33-8828, the Commission indicated that it was "providing guidance regarding the integration of concurrent public and private offerings."(1) In so doing, the Commission acknowledged that "questions continue to arise in the capital raising process concerning the ability of issuers to conduct a private placement . . . in the period between the filing and effectiveness of the registration statement."(2)

(1)
Revisions of Limited Offering Exemptions in Regulation D, SEC Rel. No. 33-8828, (Aug. 3, 2007) at 52, 72 Fed. Reg. 45,115 (Aug. 10, 2007).

(2)
Id. at 53.

The Commission stated:

  Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company's ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are "qualified institutional buyers" as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending. While these are only examples, we believe they demonstrate the framework for analyzing these issues that companies and their counsel should apply and that the staff will consider when reviewing registration statements.(3)

(3) Id. at 55-56.

Release 33-8828 established that the five-factor test contained in Rule 502(a) was not the proper framework for analyzing the question of integration of a private offering with a public offering in the period between the filing and effective dates of the registration statement. Rather, the analysis turns on how the investors in the private offering were solicited. The Commission confirmed this guidance through the publishing of Compliance and Disclosure Interpretation Question 139.25 ("CDI 139.25"):

  Question: Does the five-factor integration analysis in Securities Act Rule 502(a) apply to the situation in which an issuer is conducting concurrent private and public offerings?

  Answer: No. The Commission's integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007) sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. The guidance clarifies that, under appropriate circumstances, there can be a side-by-side private offering under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor with a registered public offering without having to limit the private offering to qualified institutional buyers and two or three additional large institutional accredited investors, as under the Black Box (June 26, 1990) and Squadron, Ellenoff (Feb. 28, 1992) no-action letters issued by the Division, or to a company's key officers and directors, as under our so-called "Macy's" position. The filing of the registration statement does not eliminate the company's ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. This guidance does not negate the five-factor integration analysis outlined in Securities Act Release No. 4552 (Nov. 6, 1962) and in Rule 502(a), which should be used to test whether two or more otherwise exempt offerings should be treated as a single offering to determine whether an exemption is available.

  Specifically, the Commission's guidance focuses on how the investors in the private offering are solicited—whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement—for example, there is a substantive, pre-existing relationship between the investors and the company—then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.

  In short, in the specific situation of concurrent public and private offerings, only the guidance set forth in the Securities Act Release No. 8828 applies.

  The common units to be issued to Fund III, Fund IV, STAG GI and the members of STAG and SCP III in the concurrent private placements were not, and will not be, offered by means of a general solicitation, whether in the form of our registration statement or otherwise. In addition, we have a substantive, pre-existing relationship with each of Fund III, Fund IV, STAG GI and the members of STAG and SCP III. Each of Fund III, Fund IV, STAG GI, STAG and SCP III is an affiliate of us. Mr. Benjamin S. Butcher is our Chairman and Chief Executive Officer and majority stockholder. Mr. Butcher is also the president of the managing entities of Fund III, Fund IV and STAG GI, the Executive Manager of STAG and the President of SCP III and a member of STAG and SCP III. Moreover, each of our other executive officers also has an officer position with the managing entities of Fund III, Fund IV and STAG GI, and Gregory W. Sullivan, our Chief Financial Officer, is an affiliate of a strategic investor in Fund III and Fund IV, and a member of STAG and SCP III. Negotiations between us and Fund III, Fund IV, STAG GI and the members of STAG and SCP III concerning the terms and conditions of the contributions commenced and were substantively complete before the registration statement was filed with the Commission. It is not through our registration statement but our substantive, pre-existing relationship with Fund III, Fund IV, STAG GI and the members of STAG and SCP III, and discussions before the filing of our registration statement that each such investor became interested in participating in the concurrent private placements.

  Based on the foregoing, we respectfully believe that the concurrent private placements of the common units by the our operating partnership in our formation transaction are exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and should not be integrated with our public offering pursuant to our registration statement. We are happy to discuss with you other reasons specific to our facts which lead us to believe that the private placements are exempt and that integration is inappropriate, including reasons based on Black Box Incorporated (June 26,

  1990), as amended by Squadron, Ellenoff, Pleasant & Lehrer (Feb. 28, 1992), and the Commission staff's so-called "Macy's" position referred to in CDI 139.25.

6.
Please revise your summary to discuss in greater detail the residual interests or contingent profit interests that members of the various funds may receive in distributions. Also include a summary risk factor and a related risk factor in the risk factor section.

Response: In response to your comment, we included additional disclosure about the residual interests on pages 14, 15 and 139 of the Amendment. We clarified that the residual interests determine the portion of distributions the Funds—and not STAG Industrial, Inc. or any of its subsidiaries—may eventually make to the holders of the residual interests. We further clarified that the residual interests create no obligation on our behalf, and will, in no event, cause us to issue additional interests in our operating partnership or make additional distributions and cause no additional dilution to our public stockholders. We believe that a risk factor is unnecessary because the residual interests are not our obligation and merely change how other entities must share the consideration we will pay for our initial properties, not the amount of the consideration we will pay.

7.
Please advise us of the percentage of limited partnership interests that the REIT intends to hold in the operating partnership. We may have further comment.

Response: We advise you that we not yet able to calculate the percentage. In the next amendment to the registration statement, we will include the percentage of limited partnership interests that STAG Industrial, Inc. will hold in the operating partnership immediately following consummation of our formation transactions and the offering.

8.
We note that you have provided total annualized rent throughout the tables in the summary and Business sections. Please include a footnote that explains how annualized base rent is calculated. In addition, please revise the tables to also disclose the effective annual rent to provide appropriate balance. Please refer to Item 15(e) of Form S-11. Alternatively, please tell us why the difference between annualized base rent and effective annual rent is not material.

Response: We respectfully observe that we explained our calculation of "annualized rent" on page ii of the Amendment. (With regard to the explanation of the terms on page ii of the Amendment, please refer to our response to your comment 11.) We present property information in terms of annualized base rent (rather than effective annual rent) because we believe that presentation is consistent with the presentation of other public companies that own industrial properties. In addition, we believe that the difference between annualized base rent and effective annual rent is not material. The only difference between annualized base rent and effective annual rent is that effective annual rent is calculated on a straight-line basis. Accordingly, we believe that disclosing effective annual rent in addition to annualized base rent is not material to investors.

In addition, as described in our response to comment 56, we have no improved property that should be separately described in answer to Item 14 of Form S-11. Accordingly, we believe that we are not required to provide the disclosure set forth in Item 15(e) of Form S-11.

9.
Please advise us when limited partners holding common units will have the right to cause the operating partnership to redeem their units for cash or, at the election of the general partner, common stock.

Response: We advise you that common units in our operating partnership issued in our formation transactions may not be redeemed until the first anniversary of their issuance. In response to your comment, we revised the disclosure on page 164 of the Amendment.

Table of Contents, page i

10.
We note that immediately following the Table of Contents you state that "You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information.

Response: We respectfully observe that the identified language under the table of contents does not disclaim any lawful disclosure obligation; it notes that some of our information is as of a specific date—for example, balance sheet data—and may be different at the later time the prospectus is issued. We acknowledge that we are responsible for updating the prospectus to contain all material information.

11.
Please remove the defined terms from pages ii and iii of the prospectus. Instead, please define these and other terms in the prospectus when they are first used. Please see Rule 421(b)(3).

Response: In response to your comment, we reduced the number of terms defined on page ii of the Amendment. The terms we continue to define on page ii either are terms that require a lengthy definition, which if included in the narrative where we first use the term would be disruptive to a reader, or are terms referencing entities participating in the offering, such as "our company," which are traditionally defined in the prospectus summary introduction.

Prospectus Summary, page 1

12.
We note that your summary is 24 pages long and that you currently repeat, often word-for-word, much information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure.

Response: In response to your comment, in several places we deleted repetitive disclosure and shortened the summary by several pages.

Competitive Strengths, page 3

Established Growth Profile, page 3

13.
Please balance your current disclosure regarding your growth rate by also disclosing that your revenues have not been growing in recent years and you have a history of net losses.

Response: In response to your comment, we included a summary risk factor on page 10 of the Amendment and a more detailed risk factor on page 44 of the Amendment, each concerning our history of net losses after depreciation and amortization. We acknowledge that the historical financial statements for STAG Predecessor Group (the subsidiaries of Fund III to be contributed to us in our formation transactions), which includes the entity which is our accounting acquirer, reflect no revenue growth in fiscal years 2008 and 2009. Fund III is a private closed-end fund that fully invested its capital by yearend 2007; no further growth through acquisitions was sought thereafter. Our predecessor business subsequently sponsored Fund IV (also a private closed-end fund), which achieved revenue growth during its investment period, and STAG GI, which acquired or expects to acquire the properties newly disclosed in the Amendment.

Experienced Management Team, page 4

14.
For each of the five senior members of your management team, please disclose the number of years of real estate industry experience on an individual basis.

Response: In response to your comment, we disclosed the number of years of experience for each of our five senior management team members on page 3 of the Amendment.

Our Strategies, page 4

Investment Strategy, page 4

15.
You disclose that "We believe that this binary nature frequently causes the market to inefficiently price our target assets due to the rigid application of decision rules by others and their resulting misperceptions of risk on an individual property basis." The meaning of this sentence is unclear. Please revise.

  Response: In response to your comment, we revised the disclosure on pages 4 and 99 of the Amendment.

Growth Strategy, page 5

Internal Growth through Asset Management, page 5

16.
You disclose that "Our management team will seek to maximize cash flows by driving occupancy through maintaining high retention rates and leasing vacant space, managing operating expenses and maintaining our properties." Please revise to specifically explain how you intend to accomplish these goals.

Response: In response to your comment, we revised the disclosure on pages 4 and 101 of the Amendment.

Our Properties, page 7

17.
Please advise us of the impact of any lease expirations for the 12 months ending September 30, 2011. It may be helpful to include such disclosure in the table or a footnote to the table as applicable.

Response: In response to your comment, we added a footnote to the lease expiration tables on pages 8 and 110 of the Amendment.

Market Overview, page 9

18.
You disclose that as of March 31, 2010, the overall U.S. industrial market consisted of approximately 265,000 buildings with more than 14 billion square feet of space. Please also disclose how much of this consists of single-tenant industrial properties.

Response: In response to your comment, we revised the disclosure on page 86 of the Amendment.

Our Formation Transactions and Structure, page 11

Option Properties and Other Excluded Properties, page 13

19.
Please revise the first paragraph on page 14 to remove the embedded list. Please refer to Rule 421. Please also remove any other embedded lists from the prospectus as it makes the disclosure difficult to read and understand.

Response: In response to your comment, we generally eliminated embedded lists in the Amendment.

Distribution Policy, page 20

20.
Please disclose that you do not have a history of paying distributions. Please also disclose the sources of cash you intend to use to fund your distributions and whether you may use offering proceeds to fund distributions. Please also advise us if such distributions are likely to be greater than 95% of cash available for distribution. We may have further comment.

Response: In response to your comment, we revised the disclosure on pages 16, 17, 52 and 53 of the Amendment to explicitly state that we are a newly formed company and have not previously paid distributions. We supplementally advise you that we do not expect our intended initial distribution rate for the 12 months following the completion of our offering to exceed 95% of our estimated cash available for distribution.

Restrictions on Ownership and Transfer of Stock, page 21

21.
You disclose that due to limitations on the concentration of ownership of a REIT imposed by the Code, not more than 50% of the value of the outstanding shares of beneficial ownership of a REIT may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year other than the first year for which an election to be a REIT has been made and that your charter provides that no person may own more than 9.8% of your outstanding shares of capital stock or outstanding common stock. You also disclose, however, that in connection with your formation transactions, your board of directors has granted a waiver to STAG GI to own up to [        ]% of your outstanding common stock on a fully diluted basis. Please provide us with a detailed legal analysis of how you meet the 9.8% ownership limits even though STAG GI may own up to [            ]% of your outstanding common stock on a fully diluted basis.

Response: As you note, in order to qualify as a REIT, during the last half of each taxable year other than the first year for which an election to be a REIT has been made, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer "individuals" as defined in the Code (the "5/50 rule"). Our charter contains the two 9.8% ownership limits that you identify, which are designed, in part, to prevent violations of the 5/50 rule and are more restrictive than the 5/50 rule. In other words, the limits restrict concentrated ownership in our capital stock to a greater degree than necessary for us to maintain our REIT status. For example, our ownership limits prevent a limited liability company such as STAG GI, which is not an "individual" for purposes of the 5/50 rule, from owning more than 9.8% of the aggregate outstanding shares of our common stock.

Pursuant to our charter, a copy of which is filed as an exhibit to Amendment No. 1, our board of directors has the authority to exempt an investor, prospectively or retroactively, from the two 9.8% ownership limits if the board obtains such representations, warranties, covenants and undertakings as the board may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT. Please see Section 6.2.6 of the charter. Pursuant to its authority under Section 6.2.6 of the charter and a written waiver agreement between us and STAG GI, our board of directors will conditionally exempt STAG GI and certain of its affiliates from the two ownership limits. The waiver agreement will contain representations and warranties ensuring that despite the exemption, no "individual" within the meaning of the Code will own 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock or of any class or series of our preferred stock directly or indirectly through STAG GI. The waiver will provide that if any of STAG GI's representations or warranties therein is not true or accurate at any time, the exemption will be void and ineffective. The waiver will further provide that if the exemption is void or ineffective, shares held in excess of the ownership limits will be subject to the remedies provided in our charter and the excess shares will be deemed transferred to a charitable trust as of the close of business on the business day prior to the date of the purported transfer or other event resulting in a violation of the ownership limits. Accordingly, the waiver should not result in any violation of the 5/50 rule. We note that the waiver will contain other provisions designed to protect our status as a REIT, including a provision ensuring that the exemption therein from the two ownership limits would not cause us to be deemed to own more than a 9.8% interest in any tenant of ours (which could cause us to earn non-qualifying REIT income).

Risk Factors, page 25

22.
Please add a risk factor to discuss in detail your history of losses. Please also add this to the summary risk factors on page 10.

  Response: In response to your comment, we included a summary risk factor on page 10 of the Amendment and a more detailed risk factor on page 44 of the Amendment.

23.
Please consider adding a risk factor disclosing that approximately 60% of your portfolio properties have leases that expire in the next three years.

Response: In response to your comment, we revised the disclosure on page 34 of the Amendment.

24.
Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•
We are a newly organized company and we have no . . ., page 27;

•
We have no experience operating as a publicly traded . . ., page 27;

•
We are assuming liabilities in connection with our formation . . ., page 28;

•
We have owned our properties for a limited time, page 29;

•
Certain of our directors and executive officers exercised . . ., page 30;

•
Our executive officers and directors have duties to Fun II, . . ., page 30;

•
Our fiduciary duties as sole member of the general partner . . ., page 31;

•
Under the employment agreements, certain of our executive . . ., page 34;

•
Compensation awards to our management may not be tied . . ., page 34;

•
Our ability to renew leases or re-lease space on favorable .. . ., page 37;

•
A property that incurs a vacancy could be difficult to resell . . ., page 37;

•
We may not have funding for future tenant improvements, page 37;

•
Bankruptcy laws will limit our remedies if a tenant becomes . . ., page 37;

•
Lock-up agreements may not limit the number of shares . . .., page 46;

•
Our formation transactions may be treated other than as a . . ., and

•
ERISA Risks, page 51.

  Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

  Response: In response to your comment, we revised a number of the risk factor subheadings in the Amendment, including subheadings additional to those identified.

25.
In addition, avoid presenting risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic, boilerplate disclosures. Rather, tailor each risk factor to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it. For example:

  •
  Our business could be adversely impacted if we have . . ., page 29;

  •
  Costs of complying with governmental laws and . . ., page 40; and

  •
  We may be subject to adverse legislative or regulatory tax changes.

  Response: In response to your comment, we deleted the first two risk factors you identified and revised the third to focus on the risk of legislative changes relating to our intended status as a real estate investment trust. Please see page 46 of the Amendment.

Our investments are concentrated in the industrial real estate sector, and our . . . , page 25

26.
Please revise this risk factor to provide more detail regarding the risks related to concentration of your investments in the industrial real estate sector.

Response: In response to your comment, we revised the risk factor on page 22 of the Amendment.

We are subject to industry concentrations that make us susceptible to adverse . . . , page 26

27.
Please disclose the specific risks related to the industries in which you own and intend to purchase properties.

Response: In response to your comment, we revised the risk factor on page 23 of the Amendment.

Acquired properties may be located in new markets where we may face risks . . . , page 38

28.
This risk factor contains mitigating language. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus. Please revise to remove the mitigating language.

Response: In response to your comment, we revised the risk factor on page 35 of the Amendment.

Environmentally hazardous conditions may adversely affect our operating . . . , page 39

29.
This risk factor contains mitigating language, such as the first sentence of the fourth paragraph and the first four sentences of the fifth paragraph. Please revise to remove the mitigating language. Please also revise to remove the embedded list in the fifth paragraph.

Response: In response to your comment, we revised the risk factor on pages 36 and 37 of the Amendment.

Our management team has broad discretion to determine the specific use of . . . , page 45

30.
You disclose that you have broadly characterized the amount of the net proceeds of this offering that will be used for the various purposes described under "Use of Proceeds" and that your management team will have considerable discretion in the specific application of the net proceeds and may apply the net proceeds in ways other than those we currently expect. This disclosure, however, is in contrast with the disclosure in your Use of Proceeds section which states clearly the specific expected use of the net proceeds of this offering. Please advise. Please also refer to Instruction 7 to Item 504 of Regulation S-K.

Response: In response to your comment, we deleted the risk factor in the Amendment.

Use of Proceeds, page 54

31.
Please briefly discuss the assets to be acquired, the names of the affiliates from whom the assets are to be acquired and the principle followed in determining the cost to the registrant as required by Instruction 5 to Item 504 of Regulation S-K. If such information is disclosed elsewhere in the prospectus, please include a cross reference to the disclosure.

Response: The constituency of our initial portfolio has changed. We will not acquire the properties that we had anticipated acquiring from Fund II for cash. As a result, none of the proceeds of the offering will be used to acquire properties as part of formation transactions. However, we anticipate approximately $5 million or $6 million in cash proceeds (out of an anticipated gross offering before overallotment option of $260 million) will be available for unidentified property acquisitions post-closing.

Distribution Policy, page 56

32.
Please provide the disclosure called for by Item 201(c) of Regulation S-K.

Response: In response to your comment, we revised the disclosure on page 52 of the Amendment to explicitly state that we are a newly formed company and have not previously paid distributions.

33.
Please disclose the assumptions which in management's opinion are most significant to the distribution policy projections or are the key factors upon which your financial results depend. Please see Item 10(b)(3) of Regulation S-K.

Response: In response to your comment, we revised the disclosure on page 52 of the Amendment.

34.
You disclose that you may be required to obtain a loan and borrow money or sell assets to satisfy distribution requirements. Please provide more specific disclosure regarding borrowing money to satisfy distribution requirements, such as your specific plan of how much money, from whom and on what expected terms you intend to borrow money to satisfy distribution requirements. Additionally, please disclose whether you may pay distributions from offering proceeds and disclose the anticipated percentage of offering proceeds to be used, if any, to fund your annual dividend rate of approximately [            ]%.

Response: In response to your comment, we revised the disclosure on page 53 of the Amendment.

35.
You disclose that you intend to maintain your distribution rate for the twelve-month period following completion of the offering. The table on page 56 that estimates the initial cash available for distribution only goes through March 31, 2011, which is less than the twelve-month period following completion of the offering. Please advise why you have not provided a table that estimates the initial cash available for distribution through the entire twelve-month period.

Response: We respectfully submit that the period for which we estimated cash available for distribution is consistent with industry practice. We included in the Amendment an estimate of cash available for distribution for the 12-month period ending June 30, 2011, or for the one year following the most recent balance sheet date included in our financials (June 30, 2010). Our estimates are based on an assumption that no expiring leases (other than month-to-month leases) are renewed unless the renewal was executed and delivered before June 30, 2010. We further believe that our statement that we "intend" to maintain our initial annual distribution rate for the 12 months following the offering is consistent with industry practice and other initial public offering prospectuses and reasonable under the circumstances. Please note that our statement is made in context with balancing cautionary language and is covered (as an intention) by our specific warning about forward-looking statements on page 48 of the Amendment. Please also note our risk factor about our ability to pay dividends at expected levels on pages 25 and 26 of the Amendment. Lastly, in response to your comment, we added a summary risk factor on page 10 of the Amendment.

Footnote 5, page 57

36.
We note your disclosure that the company expects to enter into a new secured corporate credit facility. Tell us whether you have any firm commitment from a lender with respect to this facility.

Response: We supplementally advise you that we do not currently have a firm commitment for a secured credit facility but expect to have a firm commitment that will be disclosed in a subsequent amendment to our registration statement.

37.
Explain to us how you determined it would be appropriate to include proceeds from anticipated financing within your calculation of cash available from distribution.

Response: We have deleted the referenced line item and related footnote on pages 54 and 55 of the Amendment.

Capitalization, page 58

38.
Please revise your capitalization table to present the formation transaction separate from the sale of common stock.

Response: In response to your comment, we revised the disclosure on page 56 of the Amendment.

Dilution, page 59

39.
Please revise your dilution table to present increase in tangible book value per share attributable to the formation transactions separately from the effects of this offering.

Response: In response to your comment, we revised the disclosure on page 57 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Factors That May Influence Future Results of Operations, page 66

Rental Revenue and Tenant Recoveries, page 66

40.
The title of this subsection indicates that you will discuss the concept of "tenant recoveries" but you have not. Please advise. Please also add a footnote to the table on page 71 to briefly explain the concept of "tenant recoveries."

Response: In response to your comment, we revised the disclosure on pages 63 and 68 of the Amendment.

Rental Expenses, page 67

41.
You disclose that you may absorb rental expenses of your tenants. Please provide additional disclosure regarding on what types of occasions this may occur and why you would choose to absorb rental expenses of your tenants.

Response: In response to your comment, we revised the disclosure on page 64 of the Amendment.

Liquidity and Capital Resources, page 76

42.
Please update the "Payments by Period" columns in your current contractual obligations table to follow the format described in Item 303(a)(5) of Regulation S-K. Please also provide a separate contractual obligations table as of the latest fiscal year end which does not include the pro forma paydowns from the proceeds of the offering. Please see Item 303(a)(5) of Regulation S-K.

Response: In response to your comments, we have revised the contractual obligations tables on pages 74 and 75 to follow the format described in Item 303(a)(5) of Regulation S-K. In response to your comment, we added the requested separate additional contractual obligations table on page 74 of the Amendment.

43.
In more specificity than currently described in the last paragraph of this subsection, please describe how you intend to pay your obligations and commitments coming due in 2011 and 2012 of $90.6 million and $147.7 million, respectively.

Response: In response to your comment, we revised the disclosure on page 73 of the Amendment.

44.
Please provide a table of contractual obligations for STAG Predecessor Group.

Response: In response to your comment, we revised the disclosure on page 74 of the Amendment.

Market Overview, page 86

Market Opportunity, page 86

45.
You disclose that "Institutionally-held industrial property has generally outperformed commercial property as a whole on a total return basis over the long term by generating high and stable cash-flow yields." Please disclose the differences between "institutionally-held" industrial property and commercial property. Also advise us why this disclosure is relevant to an investor in this offering as no institutions will be directly purchasing real estate in this offering.

Response: "Institutionally-held" referred to the properties included in the National Council of Real Estate Investment Fiduciaries ("NCREIF") Property Index. NCREIF is an institutional real estate investment industry association that collects, processes, validates and disseminates investment and operating information reporting on the risk/return behavior of real estate assets owned or controlled by tax-exempt institutional investors. The NCREIF Property Index ("NPI") is a composite total rate of return measure of investment performance of a large pool of individual commercial real estate properties acquired in the private market for investment purposes only. All properties in the NPI have been acquired, at least in part, on behalf of tax-exempt institutional investors, mostly pension funds. The NPI generally measures the following three types of returns on a quarterly basis for each property that is included in the index:

  •
  Income return, which measures percentage return attributable to the property's net operating income. Income return is measured as a percentage by, generally, dividing each property's net operating income for the quarter by the market value of the property at the beginning of the quarter, as adjusted to reflect the cost of capital improvements or partial sales occurring during the quarter and with simplifying assumptions made regarding the timing of the receipt of net operating income and any capital improvements or partial sales.

  •
  Capital value return, which measures percentage return attributable to any increase or decrease in the market value of the property during the quarter. The capital value return also takes into account any capital improvements or partial sales during the quarter and makes simplifying assumptions made regarding the timing any capital improvements or partial sales and the receipt of net operating income.

  •
  Total return, which combines income return and capital value return.

The NPI is based on data that is submitted by NCREIF's members that are investment managers or institutional investors. The market value that is utilized in the index for each property is the market value for that property as reported by the applicable NCREIF member using standard commercial real estate appraisal methodology, and each property must be independently appraised a minimum of once every three years. In determining the NPI, each property's return is weighted by its market value. Within the NPI, the properties are categorized into four property types, Apartment, Industrial, Office and Retail, and data is available for each separate property type. The industrial sector returns described above were obtained from the NPI.

In response to your comment, we have revised the disclosure on pages 87 and 88 of the Amendment. Because of the size and scope of the NPI, we believe the return data that is shows for industry and commercial properties is relevant to an understanding of the market as a whole. In order to enable investors to assess the relevance of this data, we included in the Amendment a detailed description of the NPI and what it represents.

46.
Please provide a reasonable basis for the statement that "Institutionally-held industrial property has generally outperformed commercial property as a whole . . . by generating high and stable cash-flow yields." In the alternative, please delete this statement.

Response: The following response is based on information in the NPI.

Average annualized quarterly total returns for industrial property have exceeded returns for all commercial properties since the NPI's inception in the first quarter of 1978, or 1978:1. In addition, industrial property total returns have exceed commercial property total returns over several sub-periods, including the most recent 5-, 15-, 20-, 25- and 30-year periods.

A significant component of total return comes from property net cash flow yields, which is referred to as income return in the NPI, apart from capital appreciation. Industrial property yields from cash flow, measured as the average annualized quarterly basis, have also exceeded those for all commercial property since 1978:1. Likewise, cash flow returns for industrial property have exceeded overall commercial property cash flow returns over the most recent, 5-, 10-, 15-, 20-, 25-

  and 30-year periods. Industrial property cash flow returns have also demonstrated a degree of stability, measured by the standard deviation, relative to the five major property types reported in the NPI: industrial, apartment, retail, office and hotel. In fact, industrial had the second lowest cash flow yield standard deviation of the major property types over the most recent 5-, 10-, and 15-year periods; third lowest over a 20-year period, and lowest over a 25-year period (the longest time period where data is available for all five of the major property types in the NPI).

We understand our counsel is providing to you, under separate cover letter, a copy of the NPI data. See also the response above to comment 45 regarding the NPI.

Performance of the Industrial Sector, page 87

You disclose that the industrial sector has exceeded the aggregate NCREIF total return benchmark by 51 basis points on a per-year average over a 20-year horizon. Please define what constitutes the NCREIF total return benchmark and why it is a valid comparison to the industrial sector. Please also describe what measurement you are using to define the industrial sector which has exceeded the aggregate NCREIF total return benchmark by 51 basis points on a per-year average over a 20-year horizon and provide us with this data.

Response: Please refer to our detailed description of the NPI contained in our response to comment 45. The industrial property sector returns reflected in the Amendment refer to the NCREIF Industrial Property Sub-Index, which is defined under the guidance of NCREIF's accounting policies and includes single- and multi-tenanted properties that span buildings with principal intended uses such as warehouse and distribution facilities, manufacturing facilities, research and development/flex space. The properties included in the NCREIF Industrial Property Sub-Index are a subset of all of the properties in the NPI.

In response to your comment, we have revised the disclosure on page 86 of the Amendment. In addition, we understand our counsel is providing to you, under separate cover letter, a copy of the NPI data.

47.
You disclose that the industrial sector exhibited some of the most stable cash flow yields of all property types over the long term. Please provide us with the relevant data to support this assertion and disclose what you consider to be the "long term." Please also revise to provide a more detailed discussion of how you measure "cash flow yields."

Response: Please refer to our response to comment 45 for an explanation of cash flow yields.

According to NCREIF data:

•
Cash flow returns for industrial property have exceeded overall commercial property cash flow returns over the most recent, 5-, 10-, 15-, 20-, 25-, and 30-year periods.

•
Industrial property cash flow returns have also demonstrated a degree of stability, measured by the standard deviation, relative to the four other major property types reported in the NPI: apartment, retail, office, and hotel. In fact, industrial had the second lowest cash flow yield standard deviation of the major property types over the most recent 5-, 10-, and 15-year periods; third lowest over a 20-year period, and lowest over a 25-year period (the longest time period where data is available for all five of the major property types in the index).

We considered 25-year period to be "long-term," and the 25-year period reflects one of the longest period of comparison (in five year increments) where comparable data is available for the five major property sub-types. According to CBRE-EA, over a 25-year period, industrial property had the lowest property cash flow yield standard deviation of the five major property types.

In response to your comment, we have revised the disclosure on page 86 of the Amendment.

48.
Please add a footnote to the graph on page 88 to define "cash flow yields" and advise us if this is the same definition used on page 87. Please also define what constitutes "Industrial" and "All Property" in this graph.

Response: In response to your comment, we have revised the disclosure on pages 87 and 88 of the Amendment.

Historical Occupancy and Valuation Characteristics of Class B Industrial . . . , page 91

49.
Please explain to us why you approximated the Class A warehouse/distribution market in the way you did. Please also disclose how you measured the Class B market.

Response: Because no broker-defined warehouse property class characteristics exist in the CBRE-EA database, CBRE-EA approximated Class A vs. B property using broad age and size characteristics. CBRE-EA selected properties built later than 1997 and greater than 350,000 square feet to approximate larger, modern distribution facilities that would most likely be considered of the highest quality, or Class A. The year selection reflected CBRE-EA's best judgment (in consideration of the opinion of its real estate analyst and broker professionals) of the age requirements of high-quality distribution space. This time period (12 full years) also provided a reasonable period in which to analyze trends in occupancies and rents for the Class A and B segments. Class B space was approximated using warehouse distribution facilities that were constructed in 1997 or earlier and were less than 350,000 square feet.

In response to your comment, we have revised the disclosure on page 90 of the Amendment.

Current Market for Investment Opportunities, page 95

50.
In the table on page 94, please define the term "yield %" and explain where in the table cap rate figures are disclosed and where yield % figures are disclosed.

  Response: In response to your comment, we deleted the term. Please see page 94 of the Amendment.

Business, page 97

51.
As you do in the Risk Factors section on page 42, please provide disclosure regarding providing financing to purchasers of your properties.

  Response: In response to your comment, we revised the disclosure on page 142 of the Amendment.

Overview, page 97

52.
You disclose that you focus on properties that are "critical" to the tenant's businesses. Please provide some examples of such "critical" properties and the characteristics of such properties.

  Response: In response to your comment, we revised the disclosure on page 102 of the Amendment.

Our Strategies, page 100

Growth Strategy, page 101

External Growth through Acquisitions, page 101

53.
We note that you will continue to focus your acquisition activities on warehouse/distribution facilities, manufacturing facilities, and flex facilities. Please additionally disclose if you will favor one type of property over another and, if so, why.

  Response: In response to your comment, we revised the disclosure on page 100 of the Amendment.

Our Properties, page 104

54.
We note the properties listed in this section. Please discuss the nature of your title or other interests in such properties. See Item 14(b) of Form S-11.

  Response: In response to your comment, we revised the disclosure immediately before the table beginning on page 104 of the Amendment and added footnote disclosure to the table with respect to those properties where our ownership interest is other than fee simple title.

55.
Outline briefly any proposed program for renovations or improvements of such properties. See Item 14(d) of Form S-11.

  Response: In response to your comment, we revised the disclosure on page 111 of the Amendment.

56.
Please disclose the occupancy rate as a percentage for each of the last five years. See Item 15(a) of Form S-11.

  Response: We respectfully observe that Item 15(a) of Form S-11 requires disclosure of occupancy rate expressed as a percentage for each of the last five years prior to the date of filing with respect to each improved property separately described in answer to Item 14 of Form S-11. Instruction 2 to Item 14 of Form S-11 states that "[t]he information shall be furnished separately as to each property the book value of which amounts to ten percent or more of the total assets of the registrant and its consolidated subsidiaries or the gross revenue from which for the last fiscal year amounted to ten percent or more of the aggregate gross revenues of the registrant and its consolidated subsidiaries for the registrant's last fiscal year." No single property in our portfolio constitutes ten percent or more of our pro forma total assets or contributed ten percent or more of our aggregate pro forma gross revenues for the last fiscal year. Accordingly, we believe that we are not required to provide the disclosure set forth in Item 15(a) of Form S-11.

57.
Please disclose average effective rent for each of the last five years. See Item 15(e) of Form S-11.

  Response: As described in our response immediately above, we have no improved property that should be separately described in answer to Item 14 of Form S-11. Accordingly, we believe that we are not required to provide the disclosure set forth in Item 15(e) of Form S-11.

Property Management Agreements, page 112

58.
You disclose that some of your properties are managed by external property managers. Please also disclose who manages the other properties. Please see Item 24 of Form S-11 and provide the required disclosure.

  Response: In response to your comment, we revised the disclosure on page 111 of the Amendment to clarify that we (as compared to any affiliated persons) manage the other properties.

Regulation, page 113

Environmental Matters, page 114

59.
We note your disclosure regarding asbestos. As you do on page 39, please additionally disclose if any of your properties have asbestos and, if so, what you plan to do to remediate such properties. Please also describe the environmental remediation costs incurred in connection with your Daytona Beach, Florida property and the circumstances regarding this environmental remediation.

  Response: In response to your comment, we revised the disclosure on page 114 of the Amendment.

Structure and Formation of Our Company, page 131

Formation Transactions, page 131

60.
We note some properties are being contributed to you in exchange for common units, and some are being sold to you for cash. Please additionally disclose how it was decided which properties would be contributed to you and which properties would be sold to you, and the reasons for such decisions.

  Response: The constituency of our initial portfolio has changed. We will not acquire the properties that we had anticipated acquiring from Fund II for cash. As a result, all of our properties are being contributed to us in exchange for common units.

Option Properties and Other Excluded Properties, page 133

61.
We note that Fund II selected the 26 properties to sell to you based on the reasons disclosed in the prospectus. Please additionally disclose the characteristics of the 65 properties that Fund II chose not to sell to you and compare the Excluded Properties to the 26 properties that you will be purchasing from Fund II.

  Response: As discussed in response to comment 60 above, we will not acquire the properties that we had anticipated acquiring from Fund II. Fund II will retain ownership of its 86 properties and will continue to operate as a private, fully-invested fund.

62.
Please include disclosure here discussing how the assets to be acquired were valued.

  Response: Please see our responses to comments 60 and 61 above.

Polices with Respect to Certain Activities, page 141

Financing Policies, page 142

63.
Please describe how you intend to finance future acquisitions as well as your ongoing real estate operations. Please see Item 13(a)(3) of Form S-11.

  Response: In response to your comment, we revised the disclosure on page 143 of the Amendment.

Financial Statements

General

64.
Please update your financial statements and other financial information presented within the filing in accordance with Rule 3-01 of Regulation S-X.

  Response: The financial statements and other financial information presented in the Amendment have been updated through June 30, 2010 in accordance with Rule 3-01 of Regulation S-X.

65.
Please tell us whether any of the properties acquired through STAG Acquisition Group or STAG Contribution Group meet any of the requirements of Rule 3-14 of Regulation S-X to require separate financial statements. Specifically, tell us whether any of the properties combined with STAG Acquisition Group or STAG Contribution Group are at least 5% significant.

  Response: We have assessed the properties to be acquired through STAG Acquisition Group and STAG Contribution Group to determine the need for separate financial statements under Rule 3-14 of Regulation S-X. The properties within each of STAG Acquisition Group and STAG Contribution Group, respectively, are under common control and common management. In accordance with ASC 810-10-55-1B, the financial statements of STAG Acquisition Group and STAG Contribution Group, respectively, have been prepared on a combined basis.

66.
We note that you lease properties on a triple net basis. Please tell us whether any tenants lease space from you on a triple net basis that in total exceeds 10%–20% of your total assets.

  Response: We have assessed the tenants who lease space on a triple net basis to determine the need for summary financial information of any of our tenants at a 10% threshold and full financials at a 20% threshold. In giving consideration to the applicable guidance we have evaluated the significance of our tenants on a pro forma basis and determined that none of these tenants meet the thresholds of 10%–20% of total assets. On a pro forma basis as of June 30, 2010, our three largest tenants represented 5.1%, 5.0% and 4.1% of total assets, respectively. On a pro forma basis for the year ended December 31, 2009, our three largest tenants represented 4.8%, 4.6% and 4.5% of our total revenue.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1. Basis of Presentation, page F-6

67.
Please provide to us management's analysis supporting the current accounting treatment for the formation transaction including references to the authoritative account literature relied upon. Please ensure that you discuss your basis for presenting the STAG Predecessor entities on a combined basis.

  Response: The management company, STAG and SCP III collectively, was formed to sponsor the acquisitions of and manage primarily single tenant industrial properties through various real estate funds (the Funds).

  Background of STAG entities:

  STAG Investments II, LLC—Fund II was formed in May 2005 to acquire, improve, develop and operate real estate investments. Fund II is still in existence, however, no portion of Fund II or any single purpose property owning entities of Fund II are being contributed or sold to STAG Industrial, Inc..

  STAG Investments III, LLC—Fund III was formed in June 2007 to acquire, improve, develop and operate real estate investments. The real estate investments acquired by Fund III were acquired through single purpose property owning entities wholly owned by consolidated subsidiaries of Fund III. The ownership of Fund III consists of a diverse group of investors who obtained ownership interest directly in Fund III or through indirect interests in entities which invested in Fund III. Fund III is managed by a board of managers. The board of managers consists of members who are also investors in Fund III and no one member, or group of related members, has more the fifty percent of the vote to control the Fund. The controlling entity in Fund III was determined to be an entity controlled by New England Development, LLC.

  STAG Investments IV, LLC—Fund IV was formed in May 2008 to acquire, improve, develop and operate real estate investments. The real estate investments acquired by Fund IV were acquired through single purpose property owning entities wholly owned by consolidated subsidiaries of Fund IV. The ownership of Fund IV consisted of a diverse group of investors who obtained ownership interest directly in Fund IV or through indirect interests in entities which invested in Fund IV. Fund IV is managed by a board of managers. The board of managers consists of members who are also investors in Fund IV and no one member, or group of related members, has more the fifty percent of the vote to control the Fund. While the investors in Fund IV are similar to the investors in Fund III, the ownership interests in Fund IV were more widely dispersed and control of Fund IV was determined to be a different entity and unrelated entity to the controlling entity in Fund III.

  STAG Capital Partners III, LLC—STAG Capital Partners III, LLC ("SCP III") was formed to provide asset management services via service arrangements to the Funds. This entity employs all individuals responsible for asset acquisitions and enters into service agreements with STAG who provides management, accounting and legal services. Ownership of SCP III is spread across six entities with no one entity owning more than 50 percent of SCP III. The major decisions of SCP III require approval by a majority vote of the members. SCP III has also entered into service arrangements with Fund II, Fund III and Fund IV to provide acquisition, asset management and related services to those entities. (Note—See STAG Capital Partners, LLC below for additional detail).

  STAG Capital Partners, LLC—STAG Capital Partners, LLC ("STAG") was formed to perform asset management and property management, marketing, leasing and other related services. STAG has entered into service agreements with SCP III to provide asset management, legal and accounting services to Fund II, Fund III and Fund IV. The power to direct major decisions of STAG is held by its board of managers. The board of managers consists of five total members with no single member or group of members of the board of managers holding more than 50 percent of the vote.

  In order to determine if the formation transactions should be accounted for as a business combination or transaction between entities under common control, we first identified which entity/entities, if any, would consolidate the entities being contributed as part of the formation transactions under ASC 810-10 and ASC 810-20 to assess whether there was a common entity that would have consolidated each of the entities being contributed as part of the formation transactions.

  Our evaluation of consolidation of entities involved in the formation transactions concluded that there was not one entity, or group of related entities, which would have consolidated the entities being contributed as part of the formation transactions. As a result, an evaluation of entities under common control was then considered.

  We recognize that there is a degree of common ownership and decision making rights between the entities involved in the formation transactions. In evaluating the proper accounting for these transaction as either a combination of entities under common control or a business combination in accordance with ASC 805-10, management identified and evaluated the control groups in the formation transactions to determine if common control exists, based on the definition of common control or controlling financial interest in ASC 805-10 and ASC 810-10, respectively. Based on our evaluation of the structure of the entities no one member has more than fifty percent of the vote of each entity, there are no family relationships between the members and there is no contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert. As such, this transaction would not be considered a common control transaction.

  We then evaluated whether there was a high enough degree of common ownership between the entities to support an argument that this should be viewed as a non-substantive exchange and be accounted for in a manner similar to a common control transaction.

  While no one shareholder (or entity) holds more than 50 percent of the voting interest to control the decisions of the entities, there is a degree of common ownership and similar management across all entities. In general, transfers among entities that have a high degree of common ownership, but in which no one shareholder controls the entities, may be a non-substantive exchange and treated in a manner similar to a common control transaction. Management considered the high degree of common ownership between the entities/individuals which invest in the Funds, but rejected this argument as each of the investors varies from fund to fund and the ownership percentages also vary, sometimes significantly. Additionally, there is economic substance to the transaction as the Funds are contributing their interest in certain single purpose property owning entities into the Operating Partnership in exchange for common units in an amount so as to preserve the same "economic value" before and after the transaction (i.e. the common units received will be equal to the estimated fair value of the properties being contributed). While the investors in the funds will not have a different ownership interest in the respective fund, the composition of assets previously owned by the respective fund which are contributed to us will vary.

  Since there was no common control between the entities contributed as part of the formation transactions, we then evaluated the transactions as a business combination under ASC 805. We evaluated which control group would be considered the predecessor group and which entity would be considered the accounting acquirer.

  ASC 805-10-25 is the applicable accounting guidance for a business combination, and notes that one of the combining entities shall be identified as the acquirer. ASC 805-10-25 indicates that generally, the accounting acquirer is the party that obtains control based on the consolidation guidance in ASC 810, however, as discussed above, there is no one entity that would consolidate the entities contributed as part of the formation transactions. Consideration was given as to whether the NewCo./Stag Industrial, Inc., should be considered the accounting acquirer, however, ASC 805-10-65-1 includes a prohibition against identifying a NewCo. as being the acquirer in a business combination (in the context of a business combination between more than one business) if its activities prior to the business combination are not substantive. A NewCo. that is established solely to issue equity interest to effect a business combination generally will not be substantive and should normally be "looked through" to determine the acquirer. In the case of this transaction, as STAG Industrial, Inc. is a NewCo. that is issuing equity interest to effect this business combination, one of the control groups (and not NewCo.) shall be identified as the acquirer.

  Since the accounting acquirer is not clearly identified from the consolidation guidance, we determined that there were several control groups, none of which is a legal entity and therefore we considered several factors to determine which of the control groups would be the predecessor group and which entity within the predecessor group would be considered the accounting acquirer under ASC 805-10-55-12; however, no one qualitative factor in ASC 805-10-55-12 clearly outweighed another in determining the accounting acquirer/predecessor group. As such consideration was given to the factors in ASC 805-10-55-13 to 15 noting that the combination of single purpose property owning entities being contributed by Fund III represented in each instance approximately two-thirds of the fair value of the real estate assets, the book value of real estate assets, revenues and expenses of the entities being contributed as part of this formation transaction.

  In addition to the attributes discussed above, the estimated fair value of the equity being exchanged was considered. The estimated fair value of the equity (and relative percentage) of the single purpose property owning entities being contributed by Fund III, Fund IV, and the management company, pre-IPO is approximately 35 percent, 63 percent and two percent, respectively. Post-IPO equity percentages (based on estimated fair value of contribution to total contributions) of the entities being contributed is anticipated to be as follows: Fund III (eight percent), Fund IV (14 percent), the management company (0.5 percent), and outside ownership interests (77.5 percent). The disparity between relative size based on assets and equity is due to the fact that the assets within Fund III have a higher degree of leverage compared to the assets in Fund IV. The disparity is due to the availability of leverage in the market when the assets in Fund III were acquired compared to when the assets in Fund IV were acquired.

  Based on management's assessment, the estimated fair value of total assets, and the revenue and expenses of the collective group of assets being contributed by Fund III were significantly greater in all instances than the combined fair value of assets, revenue and expenses of the collective group of assets being contributed by Fund IV and we therefore concluded that the collection of certain single purpose property owning entities contributed by Fund III is the predecessor group.

  In light of the majority of the pre-IPO equity being contributed in the formation transactions coming from the group of assets being contributed by Fund IV as compared to Fund III, consideration was also given to whether the collective group of assets being contributed by Fund IV should be treated as the predecessor group. However, upon consideration this alternative was ultimately rejected as the absolute dollar amount of the equity contributed via the group of Fund IV assets is not considered significantly greater than that of the Fund III group of assets (and as there is a certain degree of overlap to the investors within Funds III and IV) and as the relative equity percentages for the assets being contributed by Funds III and IV post-IPO is less than 15%, much more weight was placed on the assessment of the estimated fair value of total assets, and the revenue and expenses of the collective group of assets being contributed by Fund III being significantly greater in all instances than the combined fair value of assets, revenue and expenses of the collective group of assets being contributed by Fund IV. Although considered, we do not believe the method of financing the assets, equity versus debt, should be a determinative factor in assessing the "relative size" of the combining entities and more weight was placed on the "relative size" of the estimated fair value of the total assets, revenue and expenses. Therefore, we concluded that the collective group of assets being contributed by Fund III is considered the predecessor group.

  Refer to our response to comment 68 for the evaluation and identification of the entity identified as the accounting acquirer as well as the rationale for presenting the STAG Predecessor entities on a combined basis.

68.
Please tell us which entity you have identified as the accounting acquirer and the basis for doing so. In addition, please address what appears to be contradictory language within your document that refers to the accounting acquirer being STAG Predecessor in some places and an entity within STAG Predecessor in others. Please refer to the guidance in ASC Topic 805-10-25.

  Response: Per ASC 805-10-25, the accounting acquirer in a business combination is one of the combining entities and we therefore selected one of the entities within the predecessor group to be the accounting acquirer. STAG III Rapid City, LLC, the largest of the entities being contributed within Fund III by asset size, revenue and expenses was identified as the accounting acquirer. However, because all of the entities being contributed by Fund III are all relatively homogeneous (all single property entities holding individual net lease properties) and are under common control for accounting purposes, with Fund III being the common parent, those entities have been accounted for as a combination of entities under common control as part of the formation transaction and the combination of those entities are therefore accounted for on "carryover basis" with all other entities part of the formation transaction being accounted for as business combinations in accordance with ASC 805-10. Additionally, since the entities in the predecessor group (which includes the accounting acquirer) are under common control and management, in accordance with ASC 810-10-55-B1 the financial statements of the predecessor group have been presented on a combined basis.

  We recognize that our initial filing included contradictory language that refers to the accounting acquirer being STAG Predecessor Group as well as an entity within STAG Predecessor Group. In the Amendment all references to the accounting acquirer will be updated to refer to an entity within STAG Predecessor Group, as we have identified above.

69.
We note that you are acquiring your management company for OP Units as part of the formation transactions. Please tell us whether any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10- 25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

  Response: Consideration was given as to the proper accounting required for the acquisition of the management company and whether this qualified as a business combination or the settlement of a pre-existing relationship (i.e. a termination of the management contracts). Based on the definition of a "business" under ASC 805 it was clear that the entity being contributed qualified as a business and the related accounting should follow this approach. When applying purchase accounting associated with the management company, we assess the fair value of the acquired assets and assumed liabilities. This includes any pre-existing relationship (existing management contracts—those in place between the management company and the Funds as well as the management contracts which are being contemplated for the Fund properties which are not being contributed to

  NewCo.), an assembled workforce, and any other intangible assets/liabilities that are assumed as part of the business combination.

  We considered the existing management contracts noting that they are terminable at will and do not require the payment of any fee to terminate the agreement. Additionally, the Funds plan to enter into new property management contracts with STAG Industrial, Inc. (or a subsidiary) that will be at arms-length and provide no special privileges or rights to STAG Industrial, Inc. and will be consistent with contracts with unrelated third parties.

  Through our evaluation of ASC 805-10-55-21 we concluded that as the existing management contracts for the properties being contributed to STAG Industrial, Inc. (or a subsidiary) can be terminated without cost, there is no value assigned to the settlement and therefore no value specifically assigned to the "termination" of the management contract upon the business combination. Additionally, as the new management contacts to be entered into with the properties which are not being contributed as part of the formation transactions are to be entered into at arms-length and at market terms, it is not anticipated that there would be a favorable/unfavorable position which would indicate gain/loss.

STAG Industrial, Inc.

Notes to Consolidated Balance Sheet

2. Significant Accounting Policies

Offering Costs, page F-17

70.
Please explain to us whether the Company's obligation to reimburse affiliates for offering costs only exists if the offering is successful. In addition, please expand your disclosure to state, if true, that offering costs have not been accrued as the Company does not have an obligation to reimburse these costs unless the offering is successful.

  Response: Our obligation to reimburse affiliates for offering costs exists only if the offering is successful. In response to your comment, we have revised the disclosure on page F-17 of the Amendment.

STAG Predecessor Group

Notes to Combined Financial Statements

1. Organization and Description of Business, page F-23

71.
Explain to us how you have accounted for the transfer of assets from the Antecedent.

  Response: The transfer of assets from the Antecedent to STAG Predecessor Group was treated as a business combination subject to the applicable generally accepted accounting principles in effect at the time of the transfer and those purchase accounting adjustments were deemed to be immaterial.

STAG Acquisition Group

Notes to Combined Statements of Revenue and Certain Expenses

2. Significant Accounting Policies

(b) Revenue Recognition, page F-40

72.
We note your disclosure that "Certain tenants make payments for insurance, real estate taxes and certain other expenses and these costs, which have been assumed by the tenants under the terms of their respective leases, are not reflected in the Properties' financial statements." Explain to us why these costs are not included in the financial statements. In your response, tell us whether the related recovery revenue has been included in the financial statements.

  Response: Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period during which the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with guidance in ASC 605-45 "Principal Agent Considerations" (formerly known as Emerging Issues Task Force, or EITF, Issue 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent"). ASC 605-45 requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have credit risk.

  Certain tenants make payments for insurance, real estate taxes and certain other expenses and these costs, which have been assumed by the tenants under the terms of their respective leases, are not recorded in the properties' financial statements. There is no authoritative guidance on whether triple net leases should be recorded on a gross basis by lessors. This is as a result of the EITF deciding not to add this item to its agenda in its deliberations on the presentation of the reimbursements of costs based on the variance in practice. We have taken the position that, to the extent our tenants are responsible for costs under net leases and have the capacity to pay such costs, we will not record these costs or the related recovery revenue in our financial statements. To the extent any tenant responsible for these costs under their respective lease defaults on their lease or it is deemed probable that they will fail to pay for such costs, we would record a liability for such obligation.

Part II—Information Not Required in Prospectus

Item 33. Recent Sale of Unregistered Securities, page II-1

73.
For each transaction, we note your disclosure that the registrant relied upon the exemption provided by Section 4(2) of the Securities Act. Please describe in greater the facts relied upon to make the exemption available under Section 4(2) of the Securities Act. For example, please discuss whether there was any general solicitation. See Item 701(d) of Regulation S-K.

  Response: In response to your comment, we revised the disclosure on page II-1 of the Amendment.

Item 36. Financial Statements and Exhibits, page II-4

74.
Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

  Response: We acknowledge your comment and have included several exhibits with the Amendment. We further undertake to file the remaining exhibits as they are available as promptly as possible in a subsequent amendment. Under separate cover letter, our counsel will provide you with drafts of its exhibit 5 and exhibit 8 opinions.

75.
Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

  Response: To assist and expedite your review, we have filed forms of several agreements. We expect the final, executed agreements will be substantially similar to the filed forms. We advise you that in most cases we will file the final, executed agreements as soon as possible as they become available. In a few cases, such as the form of underwriting agreement or forms of LTIP unit agreement, restricted stock agreement or indemnification agreement, we would not replace the form with the final, executed agreement as only discrete economic terms would vary from the form and the specific economic terms will be disclosed in the prospectus.